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                                                                   EXHIBIT 10.13

                              MANAGEMENT AGREEMENT

MANAGEMENT AGREEMENT, dated as of 1/1/2003, between ACS-TECH80 Ltd. (the "COMPANY") on one hand, and Z.Z. ORAV LTD. of 54 Oranim Street, Kiryat Tivon, Israel 36043 (hereinafter: "ORAV") on the other hand.

WHEREAS, Orav is a private company owned and controlled by Mr. Ze'ev Kirshenboim, the Chief Executive Officer and President of the Company, and the holder of approximately 22% of the Company's outstanding shares on the date hereof; and

WHEREAS, the Company desires to engage Orav to provide certain management services, as set forth herein and Orav agrees to the provision of such services;


                   NOW THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.   GENERAL

     1.2  The preamble to this Agreement constitutes an integral part hereof.

     1.3 The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

2.   APPOINTMENT OF ORAV AND SCOPE OF SERVICES

     2.1 Orav shall provide the Company with the Management Services, as defined hereinbelow, all of which shall be provided on behalf of Orav by Mr. Kirshenboim and/or other employee/s who shall be appointed by Orav, unless objected to by the Company (such persons hereinafter jointly referred to as the "ORAV PERSON").

     2.2 For the purpose of this Agreement, the "MANAGEMENT SERVICES" shall consist of the performance of the function of Chief Executive Office of the Company, until the Company resolves otherwise. In the event that the Company resolves to appoint another CEO, then for the duration of the term hereof (and any extended term, if applicable) the Management Services shall consist of the performance of the function of Chairman of the Company's board of directors.

     2.3 In performance of the Management Services, Orav shall be subject to the directives of the Board of Directors of the Company and shall promptly convey such directives to the Orav Person and ensure he carries them out. Notwithstanding any provision herein, all interactions and negotiations on behalf of Orav with the Company shall, to the extent possible, be done by the Orav Person and all directives from the Company's board of directors shall, to the extent possible, be given to the Orav Person directly.

     2.4 Orav undertakes to immediately inform the Company of any issue or matter related to the Company, in which it or any of its employees may have a personal interest and/or which might cause a conflict of interest between Orav and the Company.

     2.5 The Company acknowledges and agrees that Orav and/or an Orav Person (whether or not acting on behalf of Orav) provide and shall be entitled to continue to provide services to other companies and entities, that an Orav Person may be a member of the board of directors of another company and that such services or memberships will not be deemed a breach of this Agreement; provided however, that such services may not be provided to entities competing with the Company and that each Orav Person shall devote an adequate portion of his time to the Company, as shall be required for the performance of Orav's duties hereunder.
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3.   REPRESENTATIONS AND WARRANTIES OF ORAV

     Orav represents and warrants to the Company that it is under no contractual or other restriction or obligation which is inconsistent with the execution of this Agreement or the performance of the Management Services hereunder.

4.   TERM AND TERMINATION

     4.1 The term of this Agreement shall commence on January 1, 2003 (the "EFFECTIVE DATE") and shall be in effect for a period of five (5) years thereafter (the "TERM"). This Agreement shall automatically be extended for consecutive one-year terms (each an "EXTENDED TERM"), unless a party hereto notifies the other, no later than 90 days prior to the end of the Term or each Extended Term, as the case may be, of its desire that this Agreement shall not be extended, in which case this Agreement shall lapse at the end of the Term or the applicable Extended Term. Notwithstanding the foregoing, following the second anniversary hereof, this Agreement may be terminated by either party, by providing the other party six (6) months advance written notice of its desire to terminate this Agreement, specifying the reason for the requested termination (the "NOTICE PERIOD").

     4.2 This Agreement shall remain in full force and effect during the Notice Period and there shall be no change in Orav's position with the Company or any obligations hereunder, unless otherwise determined by the Company in a written notice to Orav. It is clarified that the Company may choose not to receive any services from Orav during the Notice Period.

     4.3 Notwithstanding the foregoing, Orav shall be entitled to all Management Fees and other consideration and benefits to which it is entitled pursuant to this Agreement until the end of the applicable Notice Period, whether or not its services were required by the Company during the Notice Period. It is clarified that the end of the Notice Period shall be deemed the termination date of this Agreement.

     4.4 During the Notice Period, Orav shall cooperate with the Company and use its best efforts to assist the integration into the Company's organization of the person or persons who will assume Orav's responsibilities.

     4.5 Notwithstanding anything herein to the contrary, the Company shall have the right to terminate this Agreement upon the dissolution of Orav or at any time in the event of the death or "Disability" (as hereinafter defined) of the Orav Person through which Orav is supplying the Management Services at any given time, or for "cause" (as hereinafter defined). In such events, this Agreement shall be deemed effectively terminated as of the time of delivery of a notice to such effect.

          The term "Disability" shall mean any physical or mental illness or injury as a result of which an Orav Person was not able to provide the Management Services for an aggregate period of six (6) months in any period of twelve (12) consecutive months, as determined by an approved medical doctor, and provided Orav has not adequately supplied the Management Services through an alternative Orav Person. For this purpose, an approved medical doctor shall mean a medical doctor selected by the Company and Orav. If parties cannot agree on a medical doctor, each party shall select a medical doctor and the two doctors shall select a third one who shall be the approved medical doctor for this purpose.

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          The term "cause" for the purpose hereof shall mean (a) a breach by
          Orav or the Orav Person of its fiduciary duties or duties of care toward the Company; (b) Orav or the Orav Person has performed fraud; or (c) Orav or the Orav Person is convicted of a felony, that has an adverse effect on the Company's business or reputation.

     4.6 In any event of termination hereof, other than termination for a material breach by Orav of this Agreement, Orav shall make the Orav Person available to the Company, for a period of additional 24 months following the termination hereof, for technical and managerial support, assistance and consulting at reasonable working hours, to the extent such support, assistance or consulting is required by the Company; provided however, that such support, assistance or consulting shall not preclude said Orav Person from holding positions in or granting services to third parties.

     4.7 In return for Orav's undertakings in Section 4.6 above and Sections 8 (confidentiality) and 9 (Non Competition) below, Orav shall be entitled to receive from the Company payment of a monthly fee equal to the higher of (i) the average monthly management fees it has received from the Company during the term hereof, or (ii) the last Management Fee it has received from the Company during the term hereof (the "CONDITIONAL FEE"). Orav shall receive the Conditional Fee during the 24 consecutive months following the termination hereof, whether or not it is required by the Company to provide any support, assistance or consulting services pursuant to Section 4.6 above and without regard to the scope of the services actually provided by Orav.

5.   MANAGEMENT FEES

     5.1 In consideration for rendering the Management Services Orav shall be entitled to a monthly management fee ("MANAGEMENT FEE") of US$ 29,639.

     5.2 The Management Fee shall be paid by the 6th day of each calendar month for the current month. Applicable VAT shall be added to the Management Fee. The payment shall be against an invoice to be issued to the Company by Orav. It is clarified that the Management Fee is the entire amount to which Orav shall be entitled for the management Services and it shall not be entitled to any further benefits or payments for additional hours, except as otherwise set forth herein.

     5.3 The Management Fee and other benefits shall be increased annually, every January, by the increase of the USA CPI since the date hereof.

6.   EXPENSES AND LEAVE

     6.1 Orav shall be entitled to reimbursement for reasonable out of pocket incurred in connection with providing the Services or expended in the furtherance of the Company's business, subject to the presentation to the Company of invoices for such expenses. The Company shall pay all of such reasonable expenses within thirty (30) calendar days of its receipt of the invoices reflecting such expenses.

     6.2 Orav shall be entitled to grant each Orav Person employed in the provision of the Management Services to the Company up to 30 working days per calendar year as vacation without it constituting a breach of this Agreement ("Non-Service Days").
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     6.3  In addition, the absence of an Orav Person from providing the Services due to illness not exceeding the aggregate number of illness days to which he is entitled under applicable law as an employee of Orav, shall not constitute a breach of this Agreement and Orav shall be entitled to full payment of the Management Fee for such days.

7.   RELATIONSHIP OF PARTIES

     7.1 Orav is an independent management company, and it or its employees, agents and representatives (including without limitation, the Orav Persons) are not and shall not be deemed agents or employees of the Company. Therefore, Orav or its employees, agents and representatives (including without limitation, the Orav Persons) shall not be entitled to any rights, privileges or benefits, social or otherwise, awarded to Company employees, except as otherwise expressly provided for herein, and Orav hereby acknowledges that it shall not be entitled to any further benefits or consideration in any form in addition to those expressly set forth herein, and is hereby waiving any claims in this regard.

     7.2 Orav will use reasonable discretion in carrying out the Management Services and in determining the manner and means by which the Management Services are carried out, subject to compliance with all applicable laws and the directives of the Company's board of directors.

     7.3 The Company acknowledges that Orav is not exclusively engaged by the Company and may engage in any trade or business, which is not in competition with the Company's business, and subject to the fulfillment of all of its obligations hereunder.

     7.4 Orav hereby expressly undertakes that, except as otherwise expressly provided for herein, it shall be responsible for all compensation due to persons acting on its behalf in the provision of the Management Services, including without limitation Mr. Kirshenboim and any other Orav Person. Orav specifically warrants and undertakes that Mr. Kirshenboim shall be its employee and shall receive compensation for the Management Services from Orav.

     7.5 Furthermore, Orav undertakes to indemnify the Company for any and all payments the Company shall be required to pay to an Orav Person in connection with the Services (except as set forth herein), including, without limitation, in the event of a claim by an Orav Person against the Company.

8.   CONFIDENTIALITY

     Orav shall keep all information regarding the Company, including but not limited to its business and technology, which is reasonably likely to be deemed of a confidential or proprietary nature ("CONFIDENTIAL INFORMATION"), in the strictest confidence. Orav shall return all tangible evidence of such confidential information to the Company prior to or upon the termination of this Agreement.

     Following the termination of this agreement, Orav shall continue to keep the Confidential Information in strict confidence.

9.   NON COMPETITION
     Orav undertakes that it or the Orav Person shall not compete with the Company during the Term and for a period of 24 months after the termination hereof.
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10.  MISCELLANEOUS

     10.1 This Agreement supersedes all prior oral or written agreements pertaining to the subject matter hereof. No amendment, modification or alteration of this Agreement shall be effective unless by a subsequent written instrument duly signed by the parties hereto.

     10.2 Orav's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, such rights shall not be subject to any encumbrance or claims of orav's creditors, and any attempt to do any of the foregoing shall be void. The provisions of this Agreement shall be binding upon and inure to the benefit of Orav and its successors and heirs and shall be binding upon and inure to the benefit of the Company and its successors.

     10.3 Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     10.4 Any notice hereunder shall be given to the parties at their respective addresses set forth above until a different address shall be established for a party by notice given by him or it to the other party.

     10.5 This Agreement shall be governed by and construed in accordance with the laws of the State of Israel and shall be subject to the venue and jurisdiction of the Courts in Haifa, Israel.


IN WITNESS THEREOF, the parties have executed this Agreement of the date set forth hereinabove:


BY:   /S/ ZE'EV KIRSHENBOIM                BY:  /S/    DORIT RIGELSTEIN
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             ZE'EV KIRSHENBOIM                            DORIT RINGELSTEIN

Z.Z. ORAV LTD.                             ACS-TECH80 LTD.
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